SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 1)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)


                           AG-BAG INTERNATIONAL, LTD.
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $ .01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    001077106
                                    ---------
                                 (CUSIP Number)

                                 Steven G. Ross
                            2000 West Marshall Drive
                           Grand Prairie, Texas 75051
                                 (972) 647-4374
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                  March 2, 2004
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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


1.   Names of Reporting  Persons.
     I.R.S.  Identification  Nos. of above persons (entities only).

                  Steven G. Ross
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)      [  ]

     (b)      [  ]
--------------------------------------------------------------------------------

3.   SEC Use Only
     ---------------------------------------------------------------------------

4.   Source of Funds:           PF
     ---------------------------------------------------------------------------

5.   Check Box if Disclosure of Legal  Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                [  ]
                                   ---------------------------------------------

6.   Citizenship or Place of Organization            U.S.
     ---------------------------------------------------------------------------

Number of           7.    Sole Voting Power                   1,800,000 shares
Shares              ------------------------------------------------------------

Beneficially        8.    Shared Voting Power                 0 shares
Owned By            ------------------------------------------------------------

Each                9.    Sole Dispositive Power              1,800,000 shares
Reporting           ------------------------------------------------------------

Person With         10.   Shared Dispositive Power            0 shares
                    ------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                          1,800,000
--------------------------------------------------------------------------------

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                          [ ]
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)
                          15.05%
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------


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

     Capitalized terms used in this Amendment No. 1 to Schedule 13D (this "Amendment") shall have the meanings ascribed thereto in the Schedule 13D filed by Steven G. Ross on April 6, 1998 (the "Schedule 13D"). The Schedule 13D is hereby amended as follows:

Item 4     Purpose of Transaction

     Item 4 is hereby amended and supplemented as follows:

     On March 2, 2004, Up North Plastics, Inc., a Minnesota corporation ("Up North"), and Ag-Bag International Limited, a Delaware corporation ("Ag-Bag"), reached a non-binding understanding regarding Up North's proposal to acquire all of the outstanding equity securities of Ag-Bag. Up North has for some time been a customer of, and distributor for, Ag-Bag. Further, Steven G. Ross beneficially owns approximately 1.5% of the outstanding ownership interests of Up North and serves as its President, and members of Mr. Ross' family beneficially own the remaining outstanding ownership interests of Up North.

     Mr. Ross will likely participate in the negotiations relating to the proposed acquisition. In the event a definitive agreement is ultimately reached relating to the acquisition, Mr. Ross will sell all shares of Ag-Bag owned by him to Up North. Furthermore, Mr. Ross will continue to review his personal investment in Ag-Bag.

     The proposed transaction is not binding on the parties and is subject to numerous conditions, including, but not limited to, the negotiation and execution of a definitive acquisition agreement, the completion of due diligence, and the absence of a material change in Ag-Bag's business. However, Ag-Bag has agreed to certain limitations on its ability to engage in acquisition-related discussions with other parties while in negotiations with Up North.

     Except as stated in this response to Item 4 and in furtherance of the proposed business combination, Mr. Ross has no current plans or proposals with respect to Ag-Bag or its securities of the types enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5     Contracts, Arrangements, Understandings or Relationships with Respect
           ---------------------------------------------------------------------
           to Securities of the Issuer
           ---------------------------

     Item 5 is hereby amended to add the following: The information set forth in
Item 4 to this Amendment No. 1 is incorporated by reference.

     On March 2, 2004, Up North and Ag-Bag reached a non-binding understanding regarding Up North's proposal to acquire all of the outstanding equity securities of Ag-Bag. Mr. Ross holds an ownership interest in Up North and serves as its President. In this capacity, Mr. Ross will likely have some involvement in negotiating the contemplated acquisition.




                             Signature on Next Page




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

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     March 8, 2004
                                ------------------------------------------------
                                     (Date)

                                     /s/  Steven G. Ross
                                ------------------------------------------------
                                     (Signature)


                                     Steven G. Ross
                                ------------------------------------------------
                                     (Name/Title)




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